08025363

ATES
NGECOMMISSION
.C. 20549

SEC Mail Processing Section
FEB 2 0 2008
Washington, DC
101

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRILLIUM TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 FIELDCREST AVENUE
(No. and Street)

EDISON (City) NJ (State) 08818-7807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANA CUCCINIELLO (732) 417-9290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUM SMITH+BROWN, P.C.
(Name – *if individual, state last, first, middle name*)

5 VAUGHN DRIVE (Address) PRINCETON (City) NJ (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 5 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DIANA CUCCINIELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRILLIUM TRADING, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GERALDINE SERGI
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 5, 2012

Diana

Signature

CFO

Title

Geraldine M Sergi

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRILLIUM TRADING, LLC

Financial Statements

December 31, 2007

With Independent Auditors' Report

(Report Pursuant to Rule 17a-5(d))

Trillium Trading, LLC
Table of Contents
December 31, 2007

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report

To the Managing Members of
Trillium Trading, LLC

We have audited the accompanying statement of financial condition of Trillium Trading, LLC (the "Company") as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trillium Trading, LLC at December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Withum Smith + Brown P.C.

Princeton, New Jersey
February 13, 2008

Trillium Trading, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 19,681,980
Receivable from broker-dealer and clearing organization	106,486
Securities owned by the Company - at market value	41,454,503
Prepaid expenses	77,999
Property, plant and equipment, net	235,860
Goodwill	2,696,119
Other assets	313,385
	$ 64,566,332

Liabilities and Members' Equity

Securities sold by the Company, not yet purchased - at market value	$ 5,231,736
Accounts payable and accrued expenses	2,068,992
Due to members	2,746,334
Due to clearing organization	22,263,420
Due to affiliates	170,630
Total liabilities	32,481,112
Members' equity	32,085,220
	$ 64,566,332

The Notes to Financial Statements are an integral part of this statement.

Trillium Trading, LLC
Statement of Income
Year Ended December 31, 2007

Revenue	
Principal transactions	$ 87,517,368
Interest and dividends	1,182,870
Other income	96,440
Total revenue	88,796,678
Expenses	
ECN fees	19,118,571
Performance fees	14,981,618
Broker, exchange and clearance fees	3,123,055
Compensation and benefits	9,283,371
Communications and data processing	832,487
Occupancy	1,193,382
Office expense	167,663
Depreciation and amortization	70,333
Professional fees	357,834
Travel and entertainment	178,650
Regulatory fees	117,885
Insurance	91,697
Interest expense	819,091
Other	215,165
Total operating expenses	50,550,802
Net income	$ 38,245,876

The Notes to Financial Statements are an integral part of this statement.

Trillium Trading, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2007

Members' equity at January 1, 2007	$ 17,721,386
Additions	9,075,000
Withdrawals	(32,957,042)
Net income	38,245,876
Members' equity at December 31, 2007	$ 32,085,220

The Notes to Financial Statements are an integral part of this statement.

Trillium Trading, LLC
Statement of Cash Flows
Year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 38,245,876
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	70,333
Changes in operating assets and liabilities:	
Receivable from broker-dealer and clearing organization	(32,796)
Securities owned by the Company - at market value	(18,472,440)
Prepaid expenses	(16,224)
Other assets	(252,722)
Securities sold by the Company, not yet purchased - at market value	3,848,961
Accounts payable and accrued expenses	739,839
Due to members	(809,406)
Due to clearing organizations	22,263,420
Due to affiliate	(12,844,151)
Net cash provided by operating activities	32,740,690
Cash flows from investing activities	
Purchase of property and equipment	(101,689)
Cash flows from financing activities	
Payments for members' capital withdrawals	(30,367,644)
Members' capital deposits	9,075,000
Net cash used by financing activities	(21,292,644)
Net increase in cash and cash equivalents	11,346,357
Cash and cash equivalents	
Beginning of year	8,335,623
End of year	$ 19,681,980
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 750,489

Supplemental disclosure of non-cash financing activities:
As of December 31, 2007, the Company has $2,589,398 of members' capital distributions payable.

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Summary Significant Accounting Policies

Nature of Business

Trillium Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a New Jersey limited liability company and has operating locations in New Jersey, New York and Florida.

Accounting Basis

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments with an original maturity of three months or less.

Revenue Recognition

The Company trades for its own account. Revenue from its proprietary securities transactions is recognized on a trade-date basis.

Marketable Securities

Securities owned and securities sold, not yet purchased, are stated at quoted market values and realized and unrealized gains and losses are included in total revenue.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation of computer equipment, furniture and fixtures is calculated on an accelerated basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Repair and maintenance costs are expensed when incurred, while additions and improvements are capitalized. The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gains or losses are reflected in earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Federal and state income taxes have not been provided for, as Members are individually liable for their own tax payments.

Goodwill

The Company evaluates the recoverability of goodwill on an annual basis or in certain circumstances as required under Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. An impairment loss would be recognized if the fair value or the estimated future cash flows expected to result from the use of the assets, including disposition, is less than the carrying value of the asset.

2. Related Party Transactions

The Company incurred $659,437 in occupancy costs and shared office expenses from an affiliate on a month-to-month basis, a liability of $52,420 remains due at December 31, 2007. This affiliate also reimbursed the Company salary, rent, and other shared expenses in the amount of $460,316 during 2007.

As of December 31, 2007, $106,486 is due to the Company.

The Company incurred $11,556 in shared office expenses from an affiliate on a month-to-month basis, a liability of $2,978 remains due at December 31, 2007.

Legal expenses incurred to a member of a managing member amounted to $72,000 in 2007.

During the first quarter of 2007 the clearing and depository operations for the Company's securities transactions were provided primarily by a broker-dealer pursuant to a joint back office agreement. This broker-dealer is affiliated with one of the members of the Company.

The Company incurred costs for services, received from an affiliated broker-dealer as follows:

ECN fees	$ 18,042,289
Broker, exchange and clearance fees	533,681
Operating expenses including communications and data processing, occupancy, office expenses, and other expenses	734,236
	$ 19,310,206

A liability of $115,232 remains due at December 31, 2007

In 2007, the Company received rental income totaling $5,707 for subleasing office space to an entity which is owned by a member of a managing member.

3. Property, Plant and Equipment

Property, plant and equipment, at cost, consist of the following:

Computer equipment	$ 275,293
Furniture and fixtures	28,433
Leasehold improvements	42,599
Other	92,356
	438,681
Less accumulated depreciation and amortization	202,821
	$ 235,860

The depreciation expense for the year ended December 31, 2007 totaled $70,333.

4. Goodwill

In 2003, the Company acquired fixed assets and assumed certain liabilities of Heartland Securities Corp. The excess of the purchase price over the fair value of the net assets acquired, $2,696,119, is accounted for as goodwill under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. During the year ended December 31, 2007, the Company completed their annual impairment test which indicated no impairment for goodwill.

5. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, consist of equity securities and are subject to margin requirements.

6. Financial Instruments Held or Issued for Trading Purposes

During 2007, the Company's trading activities included equities. All instruments are reported at market value and realized and unrealized gains and losses are reflected in total revenue.

7. Members' Equity

The Company has two classes of members: Managing Members and Class T Members. Class T Members have no voting rights. As of December 31, 2007, the members' equity of $32,085,220 represents the equity of the Managing Members.

8. Concentrations of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

9. Risks and Uncertainties

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

10. Commitment

The Company has an obligation under operating lease agreements for New Jersey and Florida office spaces. Both leases expire in 2009. Rental expense under the operating leases was $231,921 for the year ended December 31, 2007. Future annual rental payments under the operating leases are due as follows:

2008	$ 221,386
2009	36,767
	$ 258,153

11. Net Capital Requirement

The Company is subject to SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $22,437,197, which was $20,620,572 in excess of its required net capital of $1,816,625.

12. Subsequent Event

Subsequent to December 31, 2007, Members withdrew $4,740,493.

SUPPLEMENTARY INFORMATION

Trillium Trading, LLC
Supplementary Information
Computation of Net Capital Pursuant To Uniform Net Capital Under Rule 15c3-1
December 31, 2007

Members' equity		$ 32,085,220
Less nonallowable assets:		
Receivable from broker-dealer and clearing organization	106,486	
Property, plant and equipment, net	235,860	
Goodwill	2,696,119	
Prepaid expenses	77,999	
Other assets	313,385	
		3,429,849
Net capital before haircuts on marketable securities		28,655,371
Less haircuts on marketable securities		6,218,174
Net capital		22,437,197
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $27,249,375 or $100,000, whichever is greater		1,816,625
Excess net capital		$ 20,620,572

Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 2,068,992
Due to members	2,746,334
Due to clearing organizations	22,263,420
Due to affiliate	170,630
Total aggregate indebtedness	$ 27,249,376
Ratio of aggregate indebtedness to net capital	1.215 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Independent Audtors' Report.

Trillium Trading, LLC
Supplementary Information
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3
December 31, 2007

The Company effected no transactions with customers, as defined in rule 15c3-3 and, therefore, has no amounts reportable under the rule.

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Supplementary Report on Internal Control

To the Managing Members of
Trillium Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Trillium Trading, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

WS+B

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith+Brown P.C.

Princeton, New Jersey
February 13, 2008

END